



Question 13.A to Form SBSE-A, if answered "Yes", requires applicants to furnish additional details within Schedule B.II. The Commission have advised that the final text box within that section is static and that filers cannot add details. The Commission has therefore requested, that as a workaround, filers instead submit supplemental exhibit 99.35 to serve the same purpose.

With regards to text box: "*Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A)*"

The Firm's response is "**INDEPENDENT AUDITOR**".